Mail Stop 3233

                                                            September 5, 2018


Via E-mail
William Barber, President
Syndicated Resorts Association, Inc.
5530 South Valley View Blvd.
Suite 105
Las Vegas, NV 89118

       Re:    Syndicated Resorts Association, Inc.
              Amendment No. 3 to Registration Statement on Form S-1 Filed August 21, 2018
              File No. 333-222314

Dear Mr. Barber:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Item 15. Recent Sales of Unregistered Securities, page 35

1. Please revise to state the date of sale and identify the persons or class of persons to whom you sold securities during the six months ended June 30, 2018. See Item 701 of
       Regulation S-K. Please also tell us how you solicited and negotiated the private offering concurrent with the registered offering. Refer to Securities Act Release No. 8828 and
       Securities Act Sections CDI 139.25.
 William Barber, President
Syndicated Resorts Association, Inc.
September 5, 2018
Page 2

       You may contact Becky Chow at (202)551-6524 or Kristi Marrone at
(202)551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.

                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Counsel
                                                          Office of Real Estate
and
                                                          Commodities

cc: Lee Cassidy, Esq. (via e-mail)